June 3, 2014

BY EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	PMC-Sierra, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 26, 2014
File No. 000-19084

Dear Mr. Vaughn:

PMC-Sierra, Inc., a Delaware corporation (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 14, 2014 (the “Comment Letter”) in relation to the above-referenced Form 10-K.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

PMC-Sierra, Inc. 1380 Bordeaux Drive, Sunnyvale, CA 94089 USA P: 408.239.8000 F: 408.492.9192   www.pmcs.com

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 3, 2014

Form 10-K for the Fiscal Year Ended December 28, 2013

Consolidated Financial Statements, page 45

Notes to Consolidated Financial Statements, page 54

Note 1. Summary of Significant Accounting Policies, page 54

Inventories, page 55

1.
Please clarify for us the method by which you remove amounts from inventory. From your current disclosures it appears to be standard cost, which approximates actual costs under the weighted average cost method. Given the inventory policy footnote in your 2012 Form 10-K indicates you used the first-in, first-out method to remove costs from inventory, tell us whether you changed your accounting methodology related to the removal of costs from inventory during fiscal 2013.

We respectfully advise the Staff that our method of removing amounts from inventory continues to be on a first-in, first-out (“FIFO”) method.  The reference to FIFO will be re-instated in the disclosure of Significant Accounting Policies in the financial statements included in future annual filings.

Note 19. Error Corrections, page 86

2.
Explain to us how you considered the requirements of Item 4.02 of Form 8-K and why you concluded that disclosure on Form 8-K was not required for the restatement of your financial statements included within this filing.

We respectfully advise the Staff that upon discovery of these errors in mid-January 2014, the Company considered whether disclosure pursuant to Item 4.02(a) of Form 8-K was required, specifically taking into account both quantitative and qualitative factors related to assessing the materiality of the noted errors in accordance with Staff Accounting Bulletin No’s 99 and 108, described in more detail below.  On the basis of those factors, the Company’s management and audit committee  concluded that correcting the prior period errors out-of-period in the fourth quarter of 2013 financial statements would be material to the 2013 fourth quarter and annual results of operations, thus the Company determined that it was necessary to adjust the errors in its prior period financial statements.  The Company then assessed whether those errors were material to the prior periods, and concluded that they were not, as explained further in this response.  The impact on prior interim and annual periods, except for the 2012 fiscal year, were inconsequential, thus the analysis was primarily focused on 2012.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 3, 2014

Quantitatively, the Company concluded that the effect of the errors were not material to the 2012 financial statements since they represent only an approximate 2% change in the 2012 Net Loss and Net Loss Per Common Share,  and since the errors did not change any important trends.  The Company recognized that the impact to the income tax provision line item was quantitatively larger, however, the income tax provision is not a measure of the Company’s operating performance, nor is it a focus of investors/analysts, and it did not impact current taxes paid or payable or any income tax assets available or utilized for tax purposes as noted below.

Further to the above quantitative considerations, the Company also considered the following qualitative factors and did not identify any concerns that may over-ride the quantitative conclusion:

•	The subject errors were capable of precise measurement and resulted from the misapplication of accounting policy;
•	The misstatements did not result from an attempt to mask a change in earnings or other trends, nor to hide a failure to meet analysts’ consensus expectations;
•	No change in loss to income in any period (or vice-a-versa);
•	The errors do not relate to a particular segment or other important aspect of the business;
•	No impact on compliance with any regulatory requirements;
•	No impact to debt covenants or any other contractual requirements;
•	No impact on management’s compensation;
•	The errors do not result from an attempt to conceal an unlawful transaction;

Additionally:

•	The subject errors described above are over a year old;
•	No impact on cash / liquidity;
•	No impact on current taxes paid or payable;
•	No change to loss carry-forwards or any other income tax assets available or utilized for tax purposes;
•	No impact on Non-GAAP results of any prior period which the Company supplementally provides on a regular basis in its quarterly earnings releases (with reconciliation to the related GAAP measure);

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 3, 2014

•	No questions or comments regarding these errors have been received from the investor community to date; and
•
We published our Q4 2013 earnings release on January 30, 2014 including disclosure of these further 2012 related corrections, which was timely given when these errors were discovered as part of the year-end audit process.

The Company acknowledges that materiality concerns the significance of an item to users of its financial statements.  A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.  Statement of Financial Accounting Concepts No. 2 defines the essence of the concept of materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Based on the above, the Company’s management and audit committee concluded that the errors giving rise to the restatement were not material to a reasonable investor and were not reasonably likely to affect a user’s investment decision, and on that basis the Company concluded that the previously issued 2012 annual financial statements (as included in the Company’s 2012 Form 10-K/A filed on November 12, 2013) could still be relied upon and that consequently no disclosure pursuant to Item 4.02(a) of Form 8-K was required.  Further, the Company’s 2012 independent registered public accounting firm did not notify or advise us of any non-reliance as described in Item 4.02(b) of Form 8-K.

In this circumstance, in accordance with SAB Topic 1-N, correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  On this basis, the Company believed it was appropriate to make the corrections in the 2013 Form 10-K as filed in February 2014 via “Little r restatements”.  Given the prior year adjustments processed in the 2013 Form 10-K were not material, the Company considered that the prior period column headings were not specifically required to be labeled as restated.  However, to provide full transparency to users of the financial statements, the Company voluntarily elected to label the prior periods’ column headings “As restated.”

*  *  *  *  *

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 3, 2014

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 239-8067 should you require further information or have any questions.

Very truly yours,

/s/ Steven J. Geiser
Steven J. Geiser
Chief Financial Officer
PMC-Sierra, Inc.